UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2015

Commission File Number: 001- 37413

Concordia Healthcare Corp.

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302

Oakville, Ontario

L6J 1H9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 30, 2015, Concordia Healthcare Corp. (the “Corporation”) filed a Form 51-102F3 Material Change Report relating to the completion of its previously announced acquisition of Amdipharm Mercury Limited on SEDAR at www.SEDAR.com.

This report on Form 6-K and exhibits 99.1 through 99.11 hereto are hereby incorporated by reference into the Corporation’s Registration Statement on Form F-10 (Registration No. 333-205596).

In conjunction with this report the Corporation is filing the following exhibits:

Exhibit 99.1	Material Change Report dated October 30, 2015.

Exhibit 99.2	Deed of Amendment between the Sellers (as defined therein), Concordia Investments (Jersey) Limited and the Corporation, dated as of October 21, 2015, to the Agreement for the Sale and Purchase of Amdipharm Mercury Limited, dated as of September 4, 2015.

Exhibit 99.3	Governance Agreement, dated as of October 21, 2015, between the Corporation, Cinven Capital Management (V) General Partner Limited and the Cinven Shareholders (as defined therein).

Exhibit 99.4	Registration Rights Agreement, dated as of October 21, 2015, between the Corporation, Cinven Capital Management (V) General Partner Limited and the Holders (as defined therein).

Exhibit 99.5	Credit and Guaranty Agreement dated as of October 21, 2015, between the Corporation, certain subsidiaries of the Corporation, as guarantors, Goldman Sachs Bank USA, Credit Suisse Securities (USA) LLC, Jefferies LLC and RBC Capital Markets, as joint lead arrangers and joint bookrunners, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders party thereto.

Exhibit 99.6	Two Year Equity Bridge Credit and Guaranty Agreement, dated as of October 21, 2015, between the Corporation, certain subsidiaries of the Corporation, as guarantors, Goldman Sachs Bank USA and Credit Suisse Securities (USA) LLC, as lead arrangers and bookrunners, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.

Exhibit 99.7	Extended Equity Bridge Credit and Guaranty Agreement, dated as of October 21, 2015, between the Corporation, certain subsidiaries of the Corporation, as guarantors, Goldman Sachs Bank USA, Jefferies Finance LLC and RBC Capital Markets, as joint lead arrangers and joint bookrunners, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.

Exhibit 99.8	Amendment No. 1, dated as of October 27, 2015, between the Corporation, Goldman Sachs Bank USA, as administrative agent, and the Requisite Lenders (as defined therein), to the Extended Equity Bridge Credit and Guaranty Agreement, dated as of October 21, 2015.

Exhibit 99.9	Indenture, dated as of October 21, 2015, between the Corporation, certain subsidiaries of the Corporation, as guarantors, and U.S. Bank National Association, as trustee.

Exhibit 99.10	Supplemental Indenture, dated as of October 21, 2015, between the Corporation, certain subsidiaries of the Corporation, as guarantors, and U.S. Bank National Association, as trustee, to the Indenture, dated as of April 21, 2015.

Exhibit 99.11	Purchase Agreement, dated as of October 19, 2015, between the Corporation, certain subsidiaries of the Corporation, as guarantors, and Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Jefferies LLC and RBC Capital Markets, LLC, as initial purchasers.

Exhibit 99.12	Press release of the Corporation dated October 30, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Healthcare Corp.

By:	/s/ Mark Thompson
	Name:	Mark Thompson

	Title:	Chief Executive Officer

Date: October 30, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Material Change Report dated October 30, 2015.

99.2	Deed of Amendment between the Sellers (as defined therein), Concordia Investments (Jersey) Limited and the Corporation, dated as of October 21, 2015, to the Agreement for the Sale and Purchase of Amdipharm Mercury Limited, dated as of September 4, 2015.

99.3	Governance Agreement, dated as of October 21, 2015, between the Corporation, Cinven Capital Management (V) General Partner Limited and the Cinven Shareholders (as defined therein).

99.4	Registration Rights Agreement, dated as of October 21, 2015, between the Corporation, Cinven Capital Management (V) General Partner Limited and the Holders (as defined therein).

99.5	Credit and Guaranty Agreement dated as of October 21, 2015, between the Corporation, certain subsidiaries of the Corporation, as guarantors, Goldman Sachs Bank USA, Credit Suisse Securities (USA) LLC, Jefferies LLC and RBC Capital Markets, as joint lead arrangers and joint bookrunners, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders party thereto.

99.6	Two Year Equity Bridge Credit and Guaranty Agreement, dated as of October 21, 2015, between the Corporation, certain subsidiaries of the Corporation, as guarantors, Goldman Sachs Bank USA and Credit Suisse Securities (USA) LLC, as lead arrangers and bookrunners, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.

99.7	Extended Equity Bridge Credit and Guaranty Agreement, dated as of October 21, 2015, between the Corporation, certain subsidiaries of the Corporation, as guarantors, Goldman Sachs Bank USA, Jefferies Finance LLC and RBC Capital Markets, as joint lead arrangers and joint bookrunners, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.

99.8	Amendment No. 1, dated as of October 27, 2015, between the Corporation, Goldman Sachs Bank USA, as administrative agent, and the Requisite Lenders (as defined therein), to the Extended Equity Bridge Credit and Guaranty Agreement dated as of October 21, 2015.

99.9	Indenture, dated as of October 21, 2015, between the Corporation, certain subsidiaries of the Corporation, as guarantors, and U.S. Bank National Association, as trustee.

99.10	Supplemental Indenture, dated as of October 21, 2015, between the Corporation, certain subsidiaries of the Corporation, as guarantors, and U.S. Bank National Association, as trustee, to the Indenture, dated as of April 21, 2015.

99.11	Purchase Agreement, dated as of October 19, 2015, between the Corporation, certain subsidiaries of the Corporation, as guarantors, and Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Jefferies LLC and RBC Capital Markets, LLC, as initial purchasers.

99.12	Press release of the Corporation dated October 30, 2015.